AFRIORE LIMITED
C/O TAU CAPITAL
1235 Bay Street, Suite 802, Toronto, Ontario, M5R 3K4.
Tel: (416) 361-9636
Fax: (416) 361-0330


03022098

April 30, 2003


SUPPL
SEC MAIL PROCESSING
RECEIVED
MAY 07 2002

Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders - Exemption No. 82-4514

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours truly,

AFRIORE LIMITED

Per: George A. Duguay

GAD/cd

Encl.

 INC. Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: A F R I O R E L I M I T E D

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5

Telephone: 416-361-0737

Contact Name: George A. Duguay

Transfer Agent	FINS: V872	Name Computershare Investor Services	Telephone: 604-661-0244

Address: 510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9

Contact Name: Ian Malcolm

Proxy Type	Meeting Type		Material Distribution Type
[X] Management	[X] Annual	[X] Special	[ ] Form C holders only
[ ] Dissenting	[ ] General	[ ] Extraordinary	[X] All holders

	yyyy	mm	dd
Record Date	2003	06	23
Meeting Date	2003	07	30
Material Mail Date	2003	06	26

Payment for Publication [ ] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication	$ 93.00
Plus 7% GST	$ 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 99.51

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
0 0 7 9 7 2 - 1 0 - 2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms ~~and conditions printed on~~ the reverse of this form.

George A. Duguay	[signature]	April 30-2003
Title	Signature	Date